Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 26, 2026

Our Annual General Meeting of Shareholders at 10:00 A.M. local time on February 26, 2026.

NOTICE IF HEREBY GIVEN that an annual general meeting and special meeting (the “Meeting) of shareholders (“Shareholders”) of Vision Marine Technologies Inc. (the “Corporation”) will be held in person at 1 Place Ville Marie, 39th Floor, Montreal, Quebec, H3B 4M7 on February 26, 2026, at 10 A.M., local time, for the following purposes:

1.	to elect the directors of the Corporation for the ensuing year;

2.	to appoint M&K CPAs, PLLC as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors for the ensuing year;

3.	to approve the RSU Plan;

4.	to renew the Stock Option Plan;

5.	to approve Alexandre Mongeon’s Relocation Compensation;

6.	to approve Alexandre Mongeon’s Milestones Compensation; and

7.	to approve Alexandre Mongeon’s RSU Compensation.

This notice of Meeting is accompanied by: (a) the management information circular dated January 23, 2026 (the “Circular”); and (b) either a form of proxy for registered Shareholders or a voting instruction form for beneficial Shareholders.

Shareholders may attend the Meeting online at https://teams.microsoft.com/meet/27516507401985?p=4YNbZReMvezaJGJIFR or may be represented by proxy. Whether or not Shareholders are able to attend the Meeting, registered and non-registered Shareholders are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular. Please review the Circular carefully and in full prior to voting in relation to the matters set out above as the Circular has been prepared to help you make an informed decision on such matters.

Shareholders may register and log into the live audio webcast platform from 9:30 a.m. We would appreciate your early registration so that the Meeting may start promptly at 10:00 a.m.

DATED this January 23, 2026.

BY THE ORDER OF THE BOARD OF DIRECTORS

/s/ Alexandre Mongeon

Alexandre Mongeon, CEO